FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

CNPJ/MF Nº 47.508.411/0001-56

NIRE 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (“GPA” or “Company”), pursuant to Law No. 6,404/76, as in force, and the Resolution No. 44/21 of CVM, informs its shareholders and the market in general, according to the Material Fact disclosed on February 23, 2024, updating about the 71 gas stations’ sale located in several regions of Brazil (“Gas Stations” and “Transaction”).

On this date, with the signature of the contract to sell 49 Gas Stations located in São Paulo State (“São Paulo’s Gas Stations”), the Company concluded the signature of contracts for the major part of its Gas Stations’ operation.

The total Transaction amount corresponds to approximately R$ 200 million, which will be paid as follows: (i) R$ 138 million foreseen until the end of 2024, relying on the conclusion of certain precedent conditions, including the approval of the Administrative Council of Economic Defense (CADE); and (ii) installments totaling the remaining amount of R$ 62 million, upon the conclusion of other precedent conditions that aim the definitive transference of the Gas Stations to the buyers in each region.

The São Paulo’s Gas Stations operation, which represents the major amount of the Transaction, has Grupo Ultra as buyer. The remaining operations, located in eight states, are represented by other buyers. Until the effective transference to the buyers, the Gas Stations will remain operated by GPA, including the appropriation of the profits produced by the respective operations.

The Gas Stations sale set the last step of the non-core assets sale started in 2023, that aims the financial deleverage with net debt reduction and, consequently, enhancing the capital structure.

The Company was advised by Bradesco BBI in this Transaction.

The Investor Relations department is available for any further questions on this topic.

São Paulo, June 26th, 2024.

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 26, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.